Filed Pursuant to Rule 433

Registration No. 333-216133

November 8, 2017

Relating to Preliminary Prospectus Supplement

dated November 8, 2017

THE MOSAIC COMPANY

Pricing Term Sheet

$550,000,000 3.250% Senior Notes due 2022

$700,000,000 4.050% Senior Notes due 2027

Issuer:	The Mosaic Company
Ratings: (Moody’s/S&P/Fitch)*:	Baa3 / BBB- / BBB-
Outlooks: (Moody’s/S&P/Fitch)*:	Stable / Stable / Stable
Security Type:	Senior Unsecured Notes
Format:	SEC Registered
Pricing Date:	November 8, 2017
Settlement Date (T+3):	November 13, 2017
	3.250% Senior Notes due 2022	4.050% Senior Notes due 2027

Maturity Date:	November 15, 2022	November 15, 2027
Interest Payment Dates:	May 15 and November 15, beginning May 15, 2018	May 15 and November 15, beginning May 15, 2018
Principal Amount:	$550,000,000	$700,000,000
Benchmark:	2.000% due October 31, 2022	2.250% due August 15, 2027
Benchmark Price / Yield:	99-31 3⁄4 / 2.002%	99-11+ / 2.324%
Spread to Benchmark:	+ 125 bps	+ 175 bps
Yield to Maturity:	3.252%	4.074%
Coupon:	3.250%	4.050%
Public Offering Price:	99.991%	99.804%
Optional Redemption:
Make-Whole Call:	At any time prior to October 15, 2022, at the greater of (i) 100% or (ii) a make-whole price calculated using a discount rate of Treasury plus 20 basis points	At any time prior to August 15, 2027, at the greater of (i) 100% or (ii) a make-whole price calculated using a discount rate of Treasury plus 30 basis points
Par Call:	At any time on or after October 15, 2022	At any time on or after August 15, 2027
Special Mandatory Redemption:

In the event that (a) the Acquisition is not consummated on or prior to April 1, 2018 or (b) if prior to April 1, 2018, the Stock Purchase Agreement is terminated, other than in connection with the consummation of the Acquisition and is not otherwise amended or replaced, the Company will be required to redeem the notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest from the date of initial issuance, or the most recent date to which interest has been paid or provided for, whichever is later, to, but excluding, the special mandatory redemption date, such redemption being a “special mandatory redemption.” The “special mandatory redemption date” will be selected by the Company and will be a date no later than the tenth business day following the earlier to occur of (a) April 1, 2018, or (b) the date that the Stock Purchase Agreement is terminated other than in connection with the consummation of the Acquisition. In the event the parties to the Stock Purchase Agreement agree to extend the Termination Date (as defined in the Stock Purchase Agreement) to a date that is later than April 1, 2018, the Company will have the right to extend the “special mandatory redemption date” to a date that is no later than 10 business days following such date after April 1, 2018.

Special Optional Redemption

In the event that the Company determines, in its judgment, that the Acquisition will not be consummated on or before April 1, 2018, the Company, at its option, may redeem the notes, in whole but not in part, at a price equal to 101% of the aggregate principal amount of the notes being redeemed, plus accrued and unpaid interest on the aggregate principal amount of the notes being redeemed to, but not including, the date of such redemption. In the event the parties to the Stock Purchase Agreement agree to extend the Termination Date (as defined in the Stock Purchase Agreement) to a date that is later than April 1, 2018, the Company will have the right to extend the “special optional redemption date” to such later date.

CUSIP / ISIN:	61945CAF0 / US61945CAF05	61945CAG8 / US61945CAG87
Denominations:	$2,000 x $1,000
Total Net Proceeds (Before Expenses):	$1,240,728,500
Joint Book-Running Managers:

BNP Paribas Securities Corp.

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

BMO Capital Markets Corp.

MUFG Securities Americas Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Co-Managers:	Barclays Capital Inc. PNC Capital Markets LLC Scotia Capital (USA) Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The Issuer expects to deliver the notes against payment for the notes on or about November 13, 2017, which will be the third business day following the date of the pricing of the notes, or “T+3”. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing will be required, by virtue of the fact that the notes initially will settle T+3, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing should consult their advisors.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 212-834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.